NEWS RELEASE

RepliCel Life Sciences Announces Debt Settlement

VANCOUVER, BC – June 25, 2020 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce its intention to settle debt (the “Debt Settlement”) in the amount of $246,020 owed by the Company to certain creditors by the issuance of 1,366,775 common shares (each, a “Share”) of the Company at a price of $0.18 per Share.

The proposed Debt Settlement is subject to the approval of the TSX Venture Exchange and entry into debt settlement agreements with the creditors.

All securities issued in connection with the Debt Settlement will be subject to a statutory hold period expiring four months and one day after issuance of the securities.

Each of David Hall, Peter Lewis, Andrew Schutte, Peter Lowry and Kevin McElwee will be participating in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun‐damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. These cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.

The Company’s product pipeline is comprised of RCT--01 for tendon repair, RCS--01 for skin rejuvenation, and RCH--01 for hair restoration. RCH--01 is exclusively licensed in Asia to Shiseido Company and Shiseido is currently testing the product in Japan. RepliCel maintains the rights to RCH--01 for the rest of the world. RCT--01 and RCS--01 are exclusively licensed in Greater China to YOFOTO (China) Health Company.  RepliCel and YOFOTO are currently co‐developing these products in China. RepliCel maintains the rights to these products outside of Greater China.

RepliCel has also developed a proprietary injection device, RCI--02, and related consumables, which is expected to improve the administration of its cell therapy products and certain other injectables. YOFOTO has exclusively licensed the commercial rights for the RCI--02 device and consumables in Greater China for dermatology applications and is expected to first launch the product in Hong Kong upon it being CE marked. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.